Exhibit 1
SECURITIES PURCHASE AGREEMENT
BY AND AMONG
INTEROIL CORPORATION
AND
THE PURCHASERS NAMED HEREIN

1

2

SECURITIES PURCHASE AGREEMENT
     This SECURITIES PURCHASE AGREEMENT, dated as of November 21, 2007 (this “Agreement”), is by and among INTEROIL CORPORATION, a Yukon Territory corporation (the “Company”), and each of the purchasers named in Schedule 2.1 attached hereto (individually, an “Initial Purchaser” and, collectively, with any Subsequent Purchasers (as defined below) the “Purchasers”, each, a “Purchaser”).
     WHEREAS, the Company desires to sell an aggregate of approximately $30,000,000 of shares of the Company’s Series A Preferred Shares (the “Preferred Shares”) with the relative rights, preferences and limitations as set forth in Exhibit A to the Initial Purchasers, which Preferred Shares shall be convertible into shares of the Company’s common stock, no par value per share (as convertible, collectively, the “Underlying Shares”), and the Initial Purchasers desire to purchase an aggregate of approximately $15,000,000 of Preferred Shares from the Company, each in accordance with the provisions of this Agreement; and
     WHEREAS, the Company will have the right to sell, upon the terms and conditions stated in this Agreement, up to an additional $15,000,000 of Preferred Shares to additional Purchasers as set forth in an amended Schedule 2.1; and
     WHEREAS, the Company has agreed to provide the Purchasers with certain registration rights with respect to the Underlying Shares pursuant to this Agreement.
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Purchasers, severally and not jointly, hereby agree as follows:
ARTICLE I.
DEFINITIONS
     Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
     “6-K Filing” shall have the meaning specified in Section 5.4.
     “Action” against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.
     “Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
     “Agreement” shall have the meaning specified in the introductory paragraph.

     “Basic Documents” means, collectively, this Agreement, the Registration Rights Agreement, that certain engagement letter between the Company and Stirling Partners (Bahamas) Limited dated as of November 7, 2007, and any and all other agreements or instruments executed and delivered by the Parties to evidence the execution, delivery and performance of this Agreement, and any amendments, supplements, continuations or modifications thereto.
     “Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.
     “Canadian Disclosure Documents” shall have the meaning specified in Section 3.3.
     “Canadian Securities Laws” means, collectively, all applicable securities laws of each of the provinces of Alberta, British Columbia and Ontario and the respective rules, regulations and instruments under such laws together with applicable published policy statements, notices, orders or rulings, if any, of the Canadian Securities Regulatory Authorities.
     “Canadian Securities Regulatory Authorities” means, collectively, the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission and any other Canadian regulatory authority having jurisdiction.
     “Closing” shall have the meaning specified in Section 2.3.
     “Closing Date” shall have the meaning specified in Section 2.3.
     “Code” means the Internal Revenue Code of 1986, as amended from time to time.
     “Commission” means the United States Securities and Exchange Commission.
     “Commitment Amount” means the dollar amount set forth opposite each Purchaser’s name on Schedule 2.1. For each Purchaser, the Commitment Amount shall be calculated by multiplying the number of Preferred Shares to be purchased by such Purchaser by the Preferred Share Price.
     “Common Shares” means the Common Shares of the Company representing equity interests therein.
     “Company” shall have the meaning specified in the introductory paragraph.
     “Company Financial Statements” shall have the meaning specified in Section 3.3.
     “Company Material Adverse Effect” means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations, prospects or affairs of the Company and its Subsidiaries, taken as a whole, other than those occurring as a result of general economic or financial conditions or any other developments that are not unique to and do not have a material disproportionate impact on the Company and its Subsidiaries but also affect other Persons who participate in or are engaged in the lines of business in which the Company and its Subsidiaries participate or are engaged, (ii) the ability of the Company and its Subsidiaries, taken as a whole, to carry out their business as of the date of this Agreement or to meet their obligations under the Basic Documents on a timely basis or (iii) the ability of the Company to consummate the transactions under any Basic Document.
     “Company Organizational Document” means, collectively, articles of continuance and by-laws of the Company.
     “Company Organizational Law” means the laws of the Business Corporations Act (Yukon).
     “Company SEC Documents” shall have the meaning specified in Section 3.3.
     “Equity Interests” means, collectively, the shares of capital stock of the Company.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “GAAP” means generally accepted accounting principles in Canada in effect from time to time.
     “Governmental Authority” shall include the country, state, county, city and political subdivisions in which any Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authorities that exercise valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein shall mean a Governmental Authority having jurisdiction over, where applicable, the Company, its Subsidiaries or any of their Property or any of the Purchasers.
     “Indemnified Party” shall have the meaning specified in Section 7.1.
     “Indemnifying Party” shall have the meaning specified in Section 7.3.
     “Initial Closing” shall have the meaning specified in Section 2.3.
     “Initial Closing Date” shall have the meaning specified in Section 2.3.
     “Initial Purchaser” shall have the meaning specified in the introductory paragraph.
     “Law” means any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.
     “Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.

     “Lock-Up Date” means 45 days following the Initial Closing Date (with respect to the Initial Purchasers) or 45 days following the Subsequent Closing Date (with respect to the Subsequent Purchasers, if any).
     “Merrill” shall have the meaning specified in Section 5.9.
     “Party” or “Parties” means the Company and the Purchasers, individually or collectively, as the case may be.
     “Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.
     “Preferred Shares” shall have the meaning specified in the Recitals.
     “Preferred Share Price” shall have the meaning specified in Section 2.1(b).
     “Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.
     “Purchased Preferred Shares” means the Preferred Shares to be issued and sold to the Purchasers pursuant to this Agreement (which shall include any Preferred Shares issued pursuant to both the Initial Closing and the Subsequent Closing, if any).
     “Purchase Price” means the aggregate of each Purchaser’s Commitment Amount.
     “Purchaser” shall have the meaning specified in the introductory paragraph.
     “Purchaser Material Adverse Effect” means any material and adverse effect on (i) the ability of a Purchaser to meet its obligations under the Basic Documents on a timely basis or (ii) the ability of a Purchaser to consummate the transactions under any Basic Document.
     “Purchasers” shall have the meaning specified in the introductory paragraph.
     “Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form of Exhibit B, to be entered into at the Closing, among the Company and the Purchasers.
     “Representatives” of any Person means the Affiliates, control persons, officers, directors, managers, employees, agents, counsel, investment bankers and other representatives of such Person.
     “Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “Shareholders” means the holders of the Company’s Common Shares.

     “Stock Exchange” means the American Stock Exchange and the Toronto Stock Exchange.
     “Subsequent Closing” shall have the meaning specified in Section 2.3.
     “Subsequent Closing Date” shall have the meaning specified in Section 2.3.
     “Subsequent Offer Period” shall have the meaning specified in Section 2.2.
     “Subsequent Placement” shall have the meaning specified in Section 2.2.
     “Subsequent Purchaser” shall have the meaning specified in Section 2.2.
     “Subsidiary” means, as to any Person, (i) any corporation or other entity of which a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries or (ii) any limited partnership in which such Person and its Subsidiaries own equity interests entitling at a given time such Person and its Subsidiaries to a majority of the distributions of such limited partnership if such limited partnership were to be liquidated at such time.
     “Tax” means any tax (including without limitation any income tax, franchise tax, capital gains tax, gross receipts tax, license tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, environmental tax, inventory tax, occupancy tax, severance tax, withholding tax, payroll tax, employment tax, gift tax, estate tax or inheritance tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority or payable pursuant to any tax-sharing agreement or pursuant to any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, impost, imposition, toll, duty, deficiency or fee.
     “Tax Return” means any return (including any information return), report, claim for refund, statement, declaration, schedule, notice, notification, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including any amendment thereof.
     “Underlying Shares” shall have the meaning specified in the Recitals.
     Section 1.2 Accounting Procedures and Interpretation. Unless otherwise specified in this Agreement, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters under this Agreement shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished to the Purchasers under this Agreement shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.
ARTICLE II.
SALE AND PURCHASE
     Section 2.1 Initial Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Initial Closing, the Company hereby agrees to issue and sell to each Initial Purchaser, and each Initial Purchaser hereby agrees, severally and not jointly, to purchase from the Company, the number of Purchased Preferred Shares set forth opposite its name on Schedule 2.1. Each Initial Purchaser agrees to pay the Company the Commitment Amount as set forth in Schedule 2.1.
     (a) Preferred Shares. The number of Purchased Preferred Shares to be issued and sold to each Initial Purchaser is set forth opposite such Initial Purchaser’s name on Schedule 2.1. The Purchased Preferred Shares shall be convertible into Common Shares at a conversion price of $28.97.
     (b) Consideration. The amount per Preferred Share each Purchaser will pay to the Company to purchase the Purchased Preferred Shares (the “Preferred Share Price”) shall be $28.97.
     Section 2.2 Subsequent Placement of Preferred Shares. Within 14 days of the Initial Closing Date (or, if such 14th day shall be a Saturday or Sunday or a holiday, on the next Business Day thereafter)(the “Subsequent Offer Period”), the Company shall have the right to issue and sell to additional purchasers (each, a “Subsequent Purchaser”, collectively, “Subsequent Purchasers”; it being understood and agreed that the Initial Purchasers shall have no obligation to participate in any Subsequent Placement (as defined below)), up to an aggregate of $15,000,000 of Preferred Shares (the “Subsequent Placement”) at a price per share no lower than the Preferred Share Price. Subject to the terms and conditions of this Agreement, in the event of a Subsequent Closing, the Company hereby agrees to issue and sell to each Subsequent Purchaser, and each Subsequent Purchaser hereby agrees, severally and not jointly, to purchase from the Company, the number of Purchased Preferred Shares set forth opposite its name on an amended Schedule 2.1 of Purchasers (which amount for all Subsequent Purchasers in the aggregate shall not exceed $15,000,000). Each Subsequent Purchaser shall execute a counterpart signature page to this Agreement and the Registration Rights Agreement agreeing to be bound by the terms hereof and the Company shall amend Schedule 2.1 of Purchasers to reflect such Subsequent Purchasers and shall distribute such amended Schedule of Purchasers to each of the Initial Purchasers. In the event of a Subsequent Closing, each Subsequent Purchaser agrees to pay the Company the Commitment Amount as set forth in the amended Schedule 2.1.
     Section 2.3 Closings. The execution and delivery of the Basic Documents, the delivery of certificates representing the Purchased Preferred Shares for the Initial Purchasers, the payment by each Initial Purchaser of its respective Commitment Amount and execution and delivery of all other instruments, agreements and other documents required by this Agreement (the “Initial Closing”) shall take place on the date hereof (the “Initial Closing Date”). The purchase and sale of up to $15,000,000 of Preferred Shares to the Subsequent Purchasers shall take place at a closing (the “Subsequent Closing”) at any time following the date hereof but not more than five Business Days following the end of the Subsequent Offer Period (the “Subsequent Closing Date”). The execution of this Agreement and the Registration Rights Agreement by each Subsequent Purchaser, the delivery of certificates representing the Purchased Preferred Shares, the payment by each Subsequent Purchaser of its respective Commitment Amount and the execution and delivery of all other instruments, agreements and other documents required by this Agreement shall take place at the Subsequent Closing. The Initial Closing and the Subsequent Closing collectively are referred to in this Agreement as the “Closings” or as applicable, each, a “Closing.” The Initial Closing Date and the Subsequent Closing Date collectively are referred to in this Agreement as the “Closing Date” or as applicable, each, a “Closing Date.”
     Section 2.4 Respective Obligations. The respective obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. The failure or waiver of performance under this Agreement by any Purchaser, or on its behalf, does not excuse performance by any other Purchaser. Nothing contained herein or in any other Basic Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by any Basic Document. Except as otherwise provided in this Agreement or the other Basic Documents, each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Basic Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to the Purchasers, on and as of the date of this Agreement and on and as of each Closing Date, as follows:
     Section 3.1 Existence. The Company: (i) is a corporation duly continued, validly existing and in good standing under the Laws of the Yukon Territory, Canada; (ii) has all requisite corporate power and authority necessary to own its Properties and carry on its business as its business is now being conducted; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualifications necessary, except where failure so to qualify would not reasonably be expected to have a Company Material Adverse Effect.

     Section 3.2 Capitalization and Valid Issuance of the Purchased Preferred Shares.
     (a) As of the date of this Agreement, and prior to the issuance and sale of the Purchased Preferred Shares, the issued and outstanding Equity Interests of the Company consist of 30,354,248 Common Shares. All of the issued and outstanding Equity Interests have been duly authorized and validly issued in accordance with applicable Law and the Company Organizational Document and are fully paid (to the extent required by applicable Law and under the Company Organizational Document) and non-assessable.
     (b) Other than the Company’s long-term incentive plans, the Company has no equity compensation plans that contemplate the issuance of Equity Interests (or securities convertible into or exchangeable for Equity Interests). The Company has no outstanding indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which the Shareholders may vote. Except for Common Shares and options issued pursuant to the Company’s long-term incentive plans, as contemplated by this Agreement or as are contained in the Company Organizational Document, up to 3,306,667 Common Shares issuable upon conversion of indirect participation interests, 337,252 Common Shares issuable on conversion of warrants, and up to 5,000 Common Shares upon conversion of certain rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, there are no outstanding or authorized (i) options, warrants, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such equity interests, (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) stockholder agreements, voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the equity interests of the Company or any of its Subsidiaries.
     (c) (i) Except as set forth on Schedule 3.2(c), all of the issued and outstanding equity interests of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens (except for such restrictions as may exist under applicable securities laws and except for such Liens as may be imposed under the Company’s or its Subsidiaries’ credit facilities filed as exhibits to the Company SEC Documents), and all such ownership interests have been duly authorized and validly issued and are fully paid (to the extent required by applicable Law and the organizational documents of the Company’s Subsidiaries, as applicable) and non-assessable (except as non-assessability may be affected by the organizational documents of the Company’s Subsidiaries or any Laws of any other jurisdiction of organization of a Subsidiary of the Company, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) except as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.
     (d) The offer and sale of the Purchased Preferred Shares and the interests represented thereby have been duly authorized by the Company pursuant to the Company Organizational Document prior to the Closing and, when issued and delivered to the Purchasers against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable Law and the Company Organizational Document) and non-assessable and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Company Organizational Document, the Registration Rights Agreement and applicable state and federal securities Laws and other than such Liens as are created by the Purchasers.
     (e) The Purchased Preferred Shares shall have those relative rights, preferences and limitations as set forth in Exhibit A.
     (f) The Underlying Shares upon conversion will be issued in compliance with all applicable rules of the Stock Exchange. The Company has submitted to the American Stock Exchange an additional listing application with respect to the Underlying Shares. The Underlying Shares have been approved for listing by the American Stock Exchange. The Underlying Shares have been conditionally approved for listing by the Toronto Stock Exchange and will be posted for trading on the Toronto Stock Exchange upon satisfaction of the conditions of such conditional approval. The Company’s currently outstanding Common Shares are quoted on the Stock Exchange and the Company has not received any notice of delisting.
     (g) The Underlying Shares shall have those rights, preferences, privileges and restrictions governing the Common Shares as set forth in the Company Organizational Document.
     (h) The Underlying Shares are duly authorized and reserved for issuance and, upon conversion of the Purchased Preferred Shares in accordance with the terms thereof, such Underlying Shares will be validly issued, fully paid and non-assessable, free and clear or any and all liens, claims and encumbrances, except for transfer restrictions imposed by applicable securities laws.
     (i) The Company is a “reporting issuer” (or its equivalent) in good standing in each of the provinces of Alberta, British Columbia and Ontario within the meaning of applicable Canadian Securities Laws in such provinces and is not in default of any requirements in relation thereto and is in compliance, with the by-laws, rules and regulations of the Toronto Stock Exchange.
     Section 3.3 Company SEC Documents. Since December 31, 2006, the Company has filed: (i) with the Commission all forms, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents filed on or prior to the date of this Agreement, collectively, the “Company SEC Documents”); and (ii) with the Canadian Securities Regulatory Authorities all documents and other information required to be filed by it in compliance with applicable Canadian Securities Laws (all such documents filed on or prior to the date of this Agreement, collectively, the “Canadian Disclosure Documents”). Except as set forth on Schedule 3.3, the Company SEC Documents and the Canadian Disclosure Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Company Financial Statements”), at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed Company SEC Document filed prior to the date of this Agreement) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (iv) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of the Company as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. PriceWaterhouseCoopers, LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.
     Section 3.4 No Material Adverse Change. Except as set forth in or contemplated by the Company SEC Documents, since December 31, 2006, the Company and its Subsidiaries have conducted their business in the ordinary course, consistent with past practice, and there has been no (i) change, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) acquisition or disposition of any material asset by the Company or any of its Subsidiaries or any contract or arrangement therefor, otherwise than for fair value in the ordinary course of business, (iii) material change in the Company’s accounting principles, practices or methods or (iv) incurrence of material indebtedness.
     Section 3.5 Litigation. Except as set forth in the Company SEC Documents, there is no Action pending or, to the knowledge of the Company, contemplated or threatened against the Company or any of its Subsidiaries or any of their respective officers, directors or Properties, which (individually or in the aggregate) reasonably would be expected to have a Company Material Adverse Effect or which challenges the validity of this Agreement.
     Section 3.6 No Breach. Except for notice requirements under that certain Credit Agreement by and among the Company, as Borrower, Merrill Lynch Capital Corporation, as Lender, Administrative Agent and Collateral Agent, and Pacific LNG Operations Limited, as Lender, dated as of May 4, 2006, as amended (including that certain Amendment No. 1 to Credit Agreement, dated as of March 30, 2007), the execution, delivery and performance by the Company of the Basic Documents to which it is a party and all other agreements and instruments in connection with the transactions contemplated by the Basic Documents, and compliance by the Company with the terms and provisions hereof and thereof, do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to the Company or any of its Subsidiaries or any of their respective Properties, (b) conflict with or result in a violation of any provision of any of the organizational documents of the Company or any of its Subsidiaries, (c) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective Properties may be bound or (ii) any other agreement, instrument or obligation, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Properties now owned or hereafter acquired by the Company or any of its Subsidiaries, except in the cases of clauses (a), (c) and (d) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 3.6 would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.7 Authority. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party and to consummate the transactions contemplated thereby; the execution, delivery and performance by the Company of each of the Basic Documents to which it is a party, and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary action on behalf of the Company; and the Basic Documents constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar Laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith. Except as contemplated by this Agreement, no approval by the Shareholders is required as a result of the Company’s issuance and sale of the Purchased Preferred Shares.
     Section 3.8 Approvals. Except as contemplated by Section 3.2 (all of which approvals described therein have been obtained on or prior to the date hereof other than as contemplated by Section 3.2(f)), no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by the Company of any of the Basic Documents to which it is a party; except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.9 Investment Company Status. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     Section 3.10 Offering. Assuming the accuracy of the representations and warranties of the Purchasers contained in this Agreement, the sale and issuance of the Purchased Preferred Shares and the Underlying Shares pursuant to this Agreement are exempt from the registration requirements of the Securities Act, and all other U.S. federal and state securities laws, and neither the Company nor any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption. The issue and sale of the Purchased Preferred Shares and the Underlying Shares hereunder is exempt from any prospectus filing or delivery requirements of Canadian Securities Laws, without the necessity of obtaining any order or ruling of any securities regulatory authority, provided each purchaser is an

“accredited investor” as such term is defined in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators.
     Section 3.11 Resale of Securities. The Underlying Shares will not be subject to any statutory hold period under Canadian Securities Laws other than, in each such case, resale restrictions including a restricted period of four months from the date of the issuance of the Underlying Shares; and upon the expiry of such restricted period, no prospectus or other document will be required to be filed, any proceeding taken or any approval, permit, consent or authorization obtained by the holders of the Underlying Shares under Canadian Securities Laws in connection with the resale of such Underlying Shares in Canada through registered dealers or brokers, and such Underlying Shares shall be freely tradeable through the facilities of the Toronto Stock Exchange, subject to the absence of any orders restricting trades in such Underlying Shares, compliance with other resale restrictions and general restrictions applicable to holders thereof who are insiders of, or persons in a special relationship with, the Company or who are “control persons” as contemplated by Canadian Securities Laws.
     Section 3.12 Certain Fees. Other than the fees set forth on Schedule 3.12, no fees or commissions will be payable by the Company to brokers, finders or investment bankers with respect to the sale of any of the Purchased Preferred Shares or the consummation of the transactions contemplated by this Agreement. The Purchasers shall not be liable for any such fees or commissions. The Company agrees that it will indemnify and hold harmless each of the Purchasers from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by the Company or alleged to have been incurred by the Company in connection with the sale of the Purchased Preferred Shares or the consummation of the transactions contemplated by this Agreement.
     Section 3.13 No Side Agreements. Except for the confidentiality agreements entered into by and between each of the Purchasers and the Company and the Basic Documents, there are no other agreements by, among or between the Company or its Affiliates, on the one hand, and any of the Purchasers or their Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.
     Section 3.14 Internal Accounting Controls. Except as disclosed in the Company SEC Documents, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not aware of any material failure of such internal accounting controls.
     Section 3.15 Preemptive Rights or Registration Rights. Except (i) as set forth in the Company Organizational Document, (ii) as provided in the Basic Documents (iii) for existing awards under the Company’s long-term incentive plans, (iv) certain Common Shares issuable pursuant to existing indirect participation interests, outstanding warrants, and certain conversion rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, and (v) those items otherwise set forth on Schedule 3.15, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any capital stock or equity interests of the Company pursuant to any other agreement or instrument to which the Company is a party or by which it may be bound. Neither the execution of this Agreement nor the issuance of the Purchased Preferred Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any securities of the Company, other than pursuant to the Registration Rights Agreement.
     Section 3.16 Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks as the Company reasonably believes are prudent and customary for its businesses. The Company does not have any reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.
     Section 3.17 Acknowledgment Regarding Purchase of the Purchased Preferred Shares. The Company acknowledges and agrees that (i) each of the Purchasers is participating in the transactions contemplated by this Agreement and the other Basic Documents at the Company’s request and the Company has concluded that such participation is in the Company’s best interest and is consistent with the Company’s objectives and (ii) each of the Purchasers is acting solely in the capacity of an arm’s length purchaser. The Company further acknowledges that no Purchaser is acting or has acted as an advisor, agent or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the other Basic Documents and any advice given by any Purchaser or any of its respective Representatives in connection with this Agreement or the other Basic Documents is merely incidental to the Purchasers’ purchase of the Purchased Preferred Shares. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its Representatives.
     Section 3.18 Anti-Takeover Laws. The Company has taken all action required to be taken by it in order to exempt the execution, delivery and performance of this Agreement and the other Basic Documents and the issuance of the Purchased Preferred Shares from, and each of the foregoing is hereby exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws of any jurisdiction.
     Section 3.19 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any Law applicable to the Company or its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is otherwise in compliance with the Securities Act, the Exchange Act and all other rules and regulations promulgated by the Commission and applicable to the Company, including those under the Sarbanes Oxley Act of 2003, as amended. The Company and its Subsidiaries possess all certificates, authorizations, licenses and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Company Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization, licenses or permit, except where such potential revocation or modification would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries: (i) directly or indirectly used any Company funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from Company funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
     Section 3.20 Tax Matters. Company and each of its Subsidiaries has filed (or has had filed on its behalf) all Tax Returns required by applicable law to be filed by it or them prior to or as of the date hereof, and such Tax Returns were true, correct and complete. Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for the payment of all Taxes due with respect to any period ending prior to or as of the date hereof. There is no Tax deficiency which has been asserted or threatened against the Company or any Subsidiary.
     Section 3.21 Title to Assets. Company and its Subsidiaries have good and indefeasible title to all real and personal property owned by them that is material to the business of the Company and Subsidiaries taken as whole, free and clear of all encumbrances, other than those set forth in the Company SEC Documents or that do not materially affect the value of such property or do not materially interfere with the use thereof by the Company and/or its Subsidiaries in its ordinary course of business. Any real or personal property held under lease by the Company or its Subsidiaries is held under a valid and enforceable lease, and is in full force and effect in all material respects.
     Section 3.22 Adverse Proceedings. As of the date of this Agreement, and prior to the issuance and sale of the Underlying Shares, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Underlying Shares or any of the Company’s issued securities being issued and no proceeding for such purpose is pending or, to the knowledge of the Company, threatened by any securities regulatory authority or stock exchange in Canada or the United States.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER
     Each Purchaser, severally and not jointly, represents and warrants to the Company with respect to itself, on and as of the date of this Agreement and on and as of each Closing Date, as follows:

     Section 4.1 Valid Existence. Such Purchaser (i) is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not have and would not reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.2 No Breach. The execution, delivery and performance by such Purchaser of the Basic Documents to which it is a party and all other agreements and instruments in connection with the transactions contemplated by the Basic Documents to which it is a party, and compliance by such Purchaser with the terms and provisions hereof and thereof and the purchase of the Purchased Preferred Shares and the Underlying Shares by such Purchaser do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to such Purchaser or any of its Properties, (b) conflict with or result in a violation of any provision of the organizational documents of such Purchaser or (c) require any consent (other than standard internal consents), approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which such Purchaser is a party or by which such Purchaser or any of its Properties may be bound or (ii) any other such agreement, instrument or obligation, except in the case of clauses (a) and (c) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 4.2 would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.3 Investment. The Purchased Preferred Shares and the Underlying Shares are being acquired for such Purchaser’s own account, or the accounts of clients for whom such Purchaser exercises discretionary investment authority (all of whom such Purchaser represents and warrants are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act) and is an “accredited investor” within the meaning of paragraph (m) of the definition of “accredited investor” in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators, not as a nominee or agent, and with no present intention of distributing the Purchased Preferred Shares, the Underlying Shares or any part thereof, and such Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities Laws of the United States of America or any state, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Purchased Preferred Shares or the Underlying Shares under a registration statement under the Securities Act and applicable state securities Laws or under an exemption from such registration available thereunder (including, if available, Rule 144 under the Securities Act). If such Purchaser should in the future decide to dispose of any of the Purchased Preferred Shares or the Underlying Shares, such Purchaser understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities Law, as then in effect, or pursuant to an exemption therefrom or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.

     Section 4.4 Nature of Purchaser. Such Purchaser represents and warrants to, and covenants and agrees with, the Company that (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act (b) it is an “accredited investor” within the meaning of paragraph (m) of the definition of “accredited investor” in Section 1.1 of National Instrument 45-106 as adopted by the Canadian Securities Administrators and (c) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Preferred Shares and the Underlying Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.
     Section 4.5 Receipt of Information; Authorization. Such Purchaser acknowledges that it has (a) had access to the Company SEC Documents and Canadian Disclosure Documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from Representatives of the Company regarding the matters described therein.
     Section 4.6 Restricted Securities. Such Purchaser understands that the Purchased Preferred Shares and the Underlying Shares issuable upon conversion it is purchasing are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Purchaser represents that it is knowledgeable with respect to Rule 144 under the Securities Act.
     Section 4.7 Certain Fees. No fees or commissions will be payable by such Purchaser to brokers, finders or investment bankers with respect to the sale of any of the Purchased Preferred Shares or the Underlying Shares or the consummation of the transactions contemplated by this Agreement. The Company will not be liable for any such fees or commissions. Such Purchaser agrees, severally and not jointly with the other Purchasers, that it will indemnify and hold harmless the Company from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by such Purchaser or alleged to have been incurred by such Purchaser in connection with the purchase of the Purchased Preferred Shares or the Underlying Shares or the consummation of the transactions contemplated by this Agreement.
     Section 4.8 Legend.
     It is understood that the certificates evidencing the Purchased Preferred Shares and the Underlying Shares issuable upon conversion initially will bear the following legends, provided however, certificates evidencing the Purchased Preferred Shares shall not include the legend in Section 4(c):
     (a) “These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be sold, offered for sale, pledged (except in connection with a bona fide margin account or other loan or financing arrangement secured by these securities) or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or pursuant to an exemption from registration thereunder and, in the case of a transaction exempt from registration, unless sold pursuant to Rule 144 under such Act or the issuer has received documentation reasonably satisfactory to it that such transaction does not require registration under such Act.”
     (b) “Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the distribution date].”
     (c) “The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”
     For the avoidance of doubt, the Underlying Shares may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by such Underlying Shares and such pledge shall not be deemed to be a transfer, sale or assignment of such Underlying Shares, and no buyer effecting such a pledge shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Basic Document.
     Section 4.9 No Side Agreements. Except for the confidentiality agreements entered into by and between such Purchaser and the Company and the Basic Documents, there are no other agreements by, among or between the Company or its Affiliates, on the one hand, and such Purchaser or its Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.
ARTICLE V.
COVENANTS
     Section 5.1 Subsequent Offerings. Without the prior written consent of each Purchaser, from the date of this Agreement until the Lock-Up Date, the Company shall not, and shall cause its directors, officers and Affiliates not to, grant, issue or sell any Common Shares or other equity or voting securities of the Company, any securities convertible into or exchangeable therefor or take any other action that may result in the issuance of any of the foregoing, other than (i) the issuance of the Purchased Preferred Shares and the Underlying Shares, (ii) the issuance of Common Shares or options to purchase Common Shares or phantom Common Shares granted pursuant to the Company’s existing long-term incentive plans, (iii) the issuance or sale of Common Shares issued or sold in a registered public offering to finance future acquisitions that are accretive to cash flow per Common Share (or the repayment of indebtedness incurred in connection with such accretive acquisitions) at a price no less than 110% of the Preferred Share Price or in a private offering to finance future acquisitions that are accretive to cash flow per Common Share (or the repayment of indebtedness incurred in connection with such accretive acquisitions), (iv) the issuance of Common Shares as purchase price consideration in connection with future acquisitions that are accretive to cash flow per Common Share, (v) the issuance of 3,306,667 Common Shares upon conversion of indirect participation interests,

(vi) the issuance of Common Shares upon conversion of outstanding warrants, (vii) the issuance of Common Shares upon exercise of Petroleum Independent and Exploration Corporation’s conversion rights in SP InterOil LDC, (viii) the issuance of 25,000 Common Shares to Enron Papua New Guinea Limited (“EPNG”) pursuant to a stock purchase agreement by and between the Company, EPNG and Enron Creditors Recovery Corp., (ix) any Preferred Shares issued and sold pursuant to a Subsequent Placement, and the Common Shares into which such Preferred Shares may be convertible or which may be issued in connection therewith, and (x) the issuance of up to $15,000,000 of Common Shares to Clarion Finanz A.G., Asset Protection Fund Ltd. and/or any of their respective Affiliates, pursuant to a purchase agreement (as amended) by and between the Company, Clarion Finanz A.G., Asset Protection Fund Ltd. and Bank Sal. Oppenheim jr. & Cie. (Switzerland) (for the avoidance of doubt, the parties hereto acknowledge and agree that such $15,000,000 of Common Shares shall be deemed a subsequent placement in addition to the $10,000,000 of Common Shares issued to Asset Protection Fund Ltd. and Bank Sal. Oppenheim jr. & Cie. (Switzerland) prior to the date of this Agreement). Notwithstanding the foregoing, the Company shall not, and shall cause its directors, officers and Affiliates not to, sell, offer for sale or solicit offers to buy any security (as defined in the Securities Act) that would or would reasonably be expected to be integrated with the sale of the Purchased Preferred Shares or the Underlying Shares issuable upon conversion or that would require the registration under the Securities Act of the sale of the Purchased Preferred Shares or the Underlying Shares to the Purchasers.
     Section 5.2 Purchaser Lock-Up. Without the prior written consent of the Company, each Purchaser agrees that from and after the Closing it will not sell any of its Purchased Preferred Shares or Underlying Shares issuable upon conversion prior to the Lock-Up Date; provided, however, that each Purchaser may: transfer its Purchased Preferred Shares or Underlying Shares to an Affiliate of such Purchaser or to any other Purchaser or an Affiliate of such other Purchaser provided that such Affiliate agrees to the restrictions in this Section 5.2.
     Section 5.3 Taking of Necessary Action. Each of the Parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, the Company and each Purchaser will, and the Company shall cause each of its Subsidiaries to, use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the Purchasers or the Company, as the case may be, advisable for the consummation of the transactions contemplated by this Agreement and the other Basic Documents, including but not limited to the Company filing of a Form D with the Securities and Exchange Commission within the time requirements of Regulation D of the Securities Act of 1933 and all required state blue sky filings.
     Section 5.4 Non-Disclosure; Interim Public Filings. Before 8:30 a.m., New York time, on the first Business Day following the Closing Date, the Company shall issue a press release acceptable to the Purchasers disclosing all material terms of the transactions contemplated hereby and any material non-public information in possession of the Purchasers, and file a report on Form 6-K with the Commission (the “6-K Filing”) describing the terms of the transactions contemplated by this Agreement and the other Basic Documents and including as exhibits to such report on Form 6-K this Agreement and the other Basic Documents, in the form required by the Exchange Act. Thereafter, the Company shall timely file any filings and notices required by the Commission, Canadian Securities Regulatory Authorities or applicable Law with respect to the transactions contemplated hereby and provide copies thereof to the Purchasers promptly after filing. Except with respect to the 6-K Filing and the press release referenced above (a copy of which will be provided to the Purchasers for their review as early as practicable prior to its filing), the Company shall, at least two Business Days prior to the filing or dissemination of any disclosure required by this Section 5.4, provide a copy thereof to the Purchasers for their review. The Company and the Purchasers shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission, Canadian Securities Regulatory Authorities or any regulatory agency or the Stock Exchange (or other exchange on which securities of the Company are listed or traded) with respect to the transactions contemplated hereby, and neither Party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if such disclosure is required by Law, in which case the disclosing Party shall promptly provide the other Party with prior notice of such public statement, filing or other communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any press release, without the prior written consent of such Purchaser except to the extent the names of the Purchasers are included in this Agreement as filed as an exhibit to the 6-K Filing and the press release referred to in the first sentence above. The Company shall not, and shall cause each of its respective Representatives not to, provide any Purchaser with any material non-public information regarding the Company from and after the issuance of the above-referenced press release without the express written consent of such Purchaser.
     Section 5.5 Use of Proceeds. The Company shall use the collective proceeds from the sale of the Purchased Preferred Shares to fund its drilling program and for general corporate purposes.
     Section 5.6 Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Purchased Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all the Purchased Preferred Shares.
     Section 5.7 Reporting Issuer Status. The Company shall use its commercially reasonable efforts to maintain its status as a reporting issuer not in default in British Columbia, Alberta, and Ontario and to comply with its obligations thereunder for a period of four months plus one day from the Closing Date.
     Section 5.8 Stock Exchange Approval. The Company shall use its commercially reasonable efforts to obtain in a timely manner the required final consents, approvals and authorizations of the Stock Exchange for the issuance and listing of the Underlying Shares.
     Section 5.9 Fees. The parties hereto acknowledge and agree that the only fee or commission being paid to Merrill Lynch Commodities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., or any of their respective Affiliates (collectively, “Merrill”), in connection to or resulting from the consummation of any of the transactions contemplated under this Agreement, shall be 4.5% of the Purchase Price of any Purchased Preferred Shares issued and sold (i) at the Initial Closing and (ii) to any Subsequent Purchaser that Merrill itself places at the Subsequent Closing. If any Subsequent Purchaser participates in a Subsequent Placement through the efforts of both Merrill and the Company, then the parties hereto acknowledge and agree that the fees owed to Merrill shall be pro rated accordingly with the Company. If any Subsequent Purchaser independently contacts the Company, then the parties hereto acknowledge and agree that no fees shall be owed to Merrill with respect to any such Subsequent Purchaser.
ARTICLE VI.
CLOSING DELIVERIES
     Section 6.1 Company Deliveries. At each Closing, subject to the terms and conditions of this Agreement, the Company shall have delivered, or caused to be delivered, to each applicable Purchaser:
     (a) the Purchased Preferred Shares by delivering certificates (bearing the legend set forth in Section 4.8) evidencing such Purchased Preferred Shares at the Closing, all free and clear of any Liens, encumbrances or interests of any other party;
     (b) the Registration Rights Agreement in substantially the form of Exhibit B, which shall have been duly executed by the Company;
     (c) a certificate of the Secretary of the Company, dated as of the applicable Closing Date, as to certain matters;
     (d) a certificate dated as of a recent date with respect to the due organization and good standing in the Yukon Territory, Canada of the Company;
     (e) a copy of the letter of the Toronto Stock Exchange that grants conditional acceptance of the issuance and listing of the Underlying Shares;
     (f) a legal opinion of counsel to the Company, in form and substance reasonably satisfactory to the Purchasers; and
     (g) a receipt, dated the applicable Closing Date, executed by the Company and delivered to each applicable Purchaser certifying that the Company has received the Purchase Price with respect to the Purchased Preferred Shares issued and sold to each such Purchaser.
     Section 6.2 Purchaser Deliveries. At each Closing, subject to the terms and conditions of this Agreement, each applicable Purchaser shall have delivered, or caused to be delivered, to the Company:
     (a) payment to the Company of such Purchaser’s Commitment Amount by wire transfer(s) of immediately available funds to the account set forth in Schedule 6.2(a);
     (b) the Registration Rights Agreement in substantially the form of Exhibit B, which shall have been duly executed by each Purchaser; and

     (c) in the event of a Subsequent Placement, signature pages binding each Purchaser to this Agreement with an amended Schedule 2.1.
ARTICLE VII.
INDEMNIFICATION, COSTS AND EXPENSES
     Section 7.1 Indemnification by the Company. The Company agrees to indemnify each Purchaser and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to (i) any actual or proposed use by the Company of the proceeds of any sale of the Purchased Preferred Shares or (ii) the breach of any of the representations, warranties or covenants of the Company contained herein.
     Section 7.2 Indemnification by the Purchasers. The Purchasers, severally but not jointly, agree to indemnify the Company and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to the breach of any of the representations, warranties or covenants of the Purchasers contained herein.
     Section 7.3 Indemnification Procedure. Promptly after any party seeking reimbursement (the “Indemnified Party”) has received notice of any indemnifiable claim hereunder or the commencement of any action or proceeding by a third party, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, (such counsel reasonably acceptable to the Indemnified Party), any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel with consent of the Indemnifying Party and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless the settlement thereof imposes no liability or obligation on, involves no admission of wrongdoing or malfeasance by, and includes a complete release from liability of, the Indemnified Party.
ARTICLE VIII.
MISCELLANEOUS
     Section 8.1 Interpretation. Article, Section, Schedule and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to”. Whenever the Company has an obligation under the Basic Documents, the expense of complying with such obligation shall be an expense of the Company unless otherwise specified. Whenever any determination, consent or approval is to be made or given by a Purchaser under this Agreement, such action shall be in such Purchaser’s sole discretion unless otherwise specified. If any provision in the Basic Documents is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect. The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.
     Section 8.2 Survival of Provisions. The representations and warranties and indemnification obligations of the parties set forth in this Agreement shall survive the execution and delivery of this Agreement indefinitely. The covenants made in this Agreement or any other Basic Document shall survive the closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Preferred Shares and payment therefor and repayment, conversion, exercise or repurchase thereof.

     Section 8.3 No Waiver; Modifications in Writing.
     (a) Delay. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a Party at law or in equity or otherwise.
     (b) Specific Waiver. Except as otherwise provided in this Agreement or the Registration Rights Agreement, no amendment, waiver, consent, modification or termination of any provision of this Agreement or any other Basic Document shall be effective unless signed by each of the Parties or each of the original signatories thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document and any consent to any departure by the Company from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on any Party in any case shall entitle any Party to any other or further notice or demand in similar or other circumstances.
     Section 8.4 Binding Effect; Assignment.
     (a) Binding Effect. This Agreement shall be binding upon the Company, each Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties to this Agreement and as provided in Article VII, and their respective successors and permitted assigns.
     (b) Assignment of Purchased Preferred Shares. All or any portion of a Purchaser’s Purchased Preferred Shares purchased pursuant to this Agreement may be sold, assigned or pledged by such Purchaser, subject to compliance with applicable securities Laws, Section 5.2 and the Registration Rights Agreement.
     (c) Assignment of Rights. Each Purchaser may assign all or any portion of its rights and obligations under this Agreement without the consent of the Company (i) to any Affiliate of such Purchaser or (ii) in connection with a total return swap or similar transaction with respect to the Purchased Preferred Shares purchased by such Purchaser, and in each case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement. Except as expressly permitted by this Section 8.4(c), such rights and obligations may not otherwise be transferred except with the prior written consent of the Company (which consent shall not be unreasonably withheld), in which case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement.

     Section 8.5 Aggregation of Purchased Preferred Shares. All Purchased Preferred Shares held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
     Section 8.6 Confidentiality and Non-Disclosure. Notwithstanding anything herein to the contrary, each Purchaser that has executed a confidentiality agreement in favor of the Company shall continue to be bound by such confidentiality agreement in accordance with the terms thereof until the Company discloses on Form 6-K with the Commission the transactions contemplated hereby.
     Section 8.7 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by regular mail, registered or certified mail, return receipt requested, facsimile, air courier guaranteeing overnight delivery, electronic mail or personal delivery to the following addresses:
If to the Company:
InterOil Corporation
PO Box 6567
Cairns QLD 4870, Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565
Email: phil.mulacek@interoil.com and mark.laurie@interoil.com with a copy to:
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Attention: Guy Young and Bill Nelson
Telephone: (713) 547-2081
Facsimile: (713) 236-5699 and (713) 236-5557
Email: guy.young@haynesboone.com and bill.nelson@haynesboone.com
If to the Purchasers:
Merrill Lynch Commodities, Inc.
20 East Greenway Plaza, Suite 900
Houston, Texas 77046
Attention: Jennifer Kneale
Telephone: (713) 544-5939
Facsimile: (713) 544-7928
Email: Jennifer_Kneale@ml.com
with copies to:
Merrill Lynch Commodity Partners, LP

20 East Greenway Plaza, Suite 900
Houston, Texas 77046
Attention: Steve Jones, Esq.
Telephone: (713) 544-5906
Facsimile: (713) 544-5551
Email: Steve_Jones1@ml.com
Locke Lord Bissell & Liddell LLP
JPMorgan Chase Tower
600 Travis, 24th Floor
Houston, Texas 77002
Attention: Kevin N. Peter
Facsimile: (713) 229-2666
Email: kpeter@lockeliddell.com
or to such other address as the Company or such Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery or via electronic mail.
     Section 8.8 Removal of Legend. The Company shall remove the legend described in Section 4.8(a) from the certificates evidencing the Purchased Preferred Shares or Underlying Shares issuable upon conversion at the request of a Purchaser submitting to the Company such certificates, together with such other documentation as may be reasonably requested by the Company or required by its transfer agent, unless the Company, with the advice of counsel, reasonably determines that such removal is inappropriate; provided that no opinion of counsel shall be required in the event a Purchaser is effecting a sale of such Purchased Preferred Shares or Underlying Shares pursuant to Rule 144 under the Securities Act or an effective registration statement. The Company shall cooperate with such Purchaser to effect removal of such legend. The legend described in Section 4.8(a) shall be removed and the Company shall issue a certificate without such legend to the holder of Purchased Preferred Shares or Underlying Shares upon which it is stamped, if, unless otherwise required by state securities Laws, (i) such Purchased Preferred Shares or Underlying Shares are sold pursuant to an effective Registration Statement, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company (with any law firm set forth under Section 8.7 being deemed acceptable), in a generally acceptable form, to the effect that such sale, assignment or transfer of such Purchased Preferred Shares or Underlying Shares may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that such Purchased Preferred Shares or Underlying Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A under the Securities Act.
     Section 8.9 Entire Agreement. This Agreement and the other Basic Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto and thereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company or a Purchaser set forth herein or therein. This Agreement and the other Basic Documents supersede all prior agreements and understandings between the Parties with respect to such subject matter.
     Section 8.10 Governing Law. This Agreement will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of Laws.
     Section 8.11 Jurisdiction. Each of the Company and the Purchasers (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the New York State courts and other courts of the United States sitting in the Borough of Manhattan, New York County, New York State for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and each of the Purchasers consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
     Section 8.12 Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY.
     Section 8.13 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.
     Section 8.14 Expenses. If any action at law or equity is necessary to enforce or interpret the terms of the Basic Documents, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.
     Section 8.15 Recapitalization, Exchanges, Etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Purchased Preferred Shares or the Underlying Shares, and shall be appropriately adjusted for combinations, share splits, recapitalizations and the like occurring after the date of this Agreement.
     Section 8.16 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Purchasers (and their permitted assignees) shall have any obligation hereunder and that, notwithstanding that one or more of the Purchasers may be a corporation, partnership or limited liability company, no recourse under this Agreement or the other Basic Documents or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Purchasers or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Purchasers or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Purchasers under this Agreement or the other Basic Documents or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation.

     IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

INTEROIL CORPORATION

By:	“Phil E. Mulacek”
Name:	Phil E. Mulacek
Title:	Chief Executive Officer
Signature Page to Securities Purchase Agreement

MERRILL LYNCH COMMODITIES, INC.

By:	“Barry Goldblatt”
Name:	Barry Goldblatt
Title:	Managing Director
Signature Page to Securities Purchase Agreement

Schedule 2.1
PURCHASERS AND COMMITMENT AMOUNTS

	Number of Preferred
Purchaser	Shares	Commitment Amount
MERRILL LYNCH COMMODITIES, INC.	517,777	$14,999,999.69

TOTAL	517,777	$14,999,999.69
Schedule 2.1

Exhibit A
Relative Rights, Preferences and Limitations of the Preferred Shares
[ATTACHED]

Exhibit B
Form of Registration Rights Agreement
[ATTACHED]

FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT
     This First Amendment to Securities Purchase Agreement (this “First Amendment”) is entered into and made effective on December 4, 2007, by and among INTEROIL CORPORATION (the “Company”), and MERRILL LYNCH COMMODITIES, INC. (“Purchaser”). The Company and Purchaser are sometimes hereinafter referred to individually as a “party” and collectively as the “parties”.
RECITALS
     WHEREAS, the Company and Purchaser are parties to that certain Securities Purchase Agreement, dated as of November 21, 2007 (the “Agreement”);
     WHEREAS, Section 8.3(b) of the Agreement provides that it may be amended or modified only by a written instrument executed by the Company and the Purchaser; and
     WHEREAS, the Company and the Purchaser desire to amend certain provisions of the Agreement with respect to the Subsequent Offer Period (as defined in the Agreement) in accordance with the terms and conditions set forth in this First Amendment; and
     NOW THEREFORE, for and in consideration of the mutual benefits derived and to be derived from the Agreement, as amended by this First Amendment, by each party hereto, the Company and Purchaser hereby agree as follows:
AGREEMENT
     1. Capitalized terms used but not defined herein shall have the same meanings given to such terms in the Agreement.
     2. The first part of the first sentence of Section 2.2 which defines Subsequent Offer Period is hereby deleted and replaced by the following in its entirety:
     “From the date of this Agreement through December 31, 2007 (the “Subsequent Offer Period”),”
     3. Except as expressly modified by this First Amendment, the Agreement remains unchanged and in full force and effect. Nothing herein, any other correspondence, or any oral communications between the parties hereto should be construed to be a waiver, modification or release of any other rights or obligations thereunder. This First Amendment shall be interpreted, construed and enforced as an integral part of the Agreement.
     4. This First Amendment may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument.

     5. This First Amendment and the Agreement as amended hereby shall be binding upon and shall inure to the benefit of each party to the First Amendment and the Agreement and their respective successors and assigns.
     6. A facsimile or electronic copy of a duly executed counterpart to this First Amendment shall be sufficient to evidence the binding agreement of each party hereto to the terms herein.
[Signature page follows]

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     IN WITNESS WHEREOF, the parties hereto execute this First Amendment, effective as of the date first above written.

INTEROIL CORPORATION

By:	“Phil E. Mulacek”
Name:	Phil E. Mulacek
Title:	Chief Executive Officer

MERRILL LYNCH COMMODITIES, INC.

By:	“Rob Jones”
Name:	Rob Jones
Title:	President

REGISTRATION RIGHTS AGREEMENT
     This Registration Rights Agreement (this “Agreement”) is entered into as of November 21, 2007, between INTEROIL CORPORATION, a Yukon Territory corporation (the “Company”) and the Purchasers set forth on the signature pages hereto (each, a “Purchaser” and collectively, the “Purchasers”).
W I T N E S S E T H:
     WHEREAS, pursuant to that certain Securities Purchase Agreement, dated on or about the date hereof, by and between the Company and the purchasers signatory thereto (the “Purchase Agreement”), the Company has agreed to sell and issue to the Purchasers, and the Purchasers have agreed, severally and not jointly, to purchase from the Company, an aggregate of up to $30,000,000 of the Company’s Series A preferred stock (“Purchased Preferred Shares”), subject to the terms and conditions set forth therein; and
     WHEREAS, the terms of the Purchased Preferred Shares provide that they will be convertible into shares (the “Underlying Shares”) of the common stock, no par value (the “Common Stock”) of the Company; and
     WHEREAS, the Company has agreed to provide the registration and other rights set forth in this Agreement with respect to the Purchased Preferred Shares and the Underlying Shares for the benefit of the Purchasers under the Purchase Agreement; and
     WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, it is a closing deliverable of the Company and each Purchaser to duly execute this Agreement;
     NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in the Purchase Agreement and this Agreement, the Company and each Purchaser, severally and not jointly, agree as follows:
     1. Certain Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following respective meanings:
     “Business Days” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York or are authorized or required by law or executive order to remain closed.
     “Closing” and “Closing Date” shall mean the Closing and the Closing Date with respect to the purchase of the Purchased Preferred Shares as defined in the Purchase Agreement.
     “Commission” or “SEC” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.
     “Common Shares” shall mean shares of the Common Stock of the Company.
     “Holder” and “Holders” shall include the Purchaser and any transferee or transferees of

Registrable Securities which have not ceased to be Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with this Agreement, the Purchase Agreement and all applicable federal and state securities laws.
     “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Person” shall mean any natural person, corporation, partnership, trust, organization, association, limited liability company, governmental authority, business or other entity.
     “Purchased Preferred Shares” shall have the meaning set forth in the recitals.
     The terms “register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the rules and regulations applicable in the Province of Ontario, Canada and in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement by such authorities.
     “Registrable Securities” shall mean: (i) the Underlying Shares issued or issuable to each Holder upon conversion of the Purchased Preferred Shares; (ii) securities issued or issuable upon any stock split, stock dividend, recapitalization, exchange or similar event or in connection with any other applicable anti-dilution provisions with respect to the Purchased Preferred Shares or the Underlying Shares; (iii) any Common Shares issued as Liquidated Damages pursuant to the terms and conditions of this Agreement; (iv) the Purchased Preferred Shares; and (v) any other security issued as a dividend or other distribution with respect to, in exchange for or in replacement of the securities referred to in the preceding clauses, except that any such Purchased Preferred Shares, Underlying Shares or other securities shall cease to be Registrable Securities when (x) they have been sold to the public or (y) they may be sold by the Holder thereof under Rule 144(k) (or any similar provision then in force) under the Securities Act.
     “Registration Expenses” shall mean all expenses to be incurred by the Company in connection with each Holder’s registration rights under this Agreement (such amount not to exceed $10,000 in the aggregate for each registration), including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, and blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).
     “Registration Statement” shall have the meaning set forth in Section 2(a) herein.
     “Registration Statement/Prospectus” shall have the meaning set forth in Section 2(a) herein.
     “Regulation D” shall mean Regulation D as promulgated pursuant to the Securities Act, and as subsequently amended from time to time.
     “Rule 144(k)” means Rule 144(k) under Securities Act, or any successor rule.
     “Securities Act” or “Act” shall mean the Securities Act of 1933, as amended.

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     “Selling Expenses” shall mean all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Holders.
     “Selling Holder” shall mean a Holder who is selling Registrable Securities pursuant to a registration statement.
     2. Registration Requirements. The Company shall use its commercially reasonable efforts to effect the registration of the resale of the Registrable Securities (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and under the rules and regulations applicable in the Province of Ontario) as would permit or facilitate the resale of all the Registrable Securities in the manner (including manner of sale) and in all states, territories and possessions of the United States reasonably requested by the Holder. The Company shall also use its commercially reasonable efforts to qualify the resale of the Registerable Securities by prospectus under the Securities laws of the Province of Ontario. Such commercially reasonable efforts by the Company shall include, without limitation, the following:
     (a) The Company shall, as expeditiously as possible after the Closing Date:
     (i) But in any event within 60 days of the Closing, prepare and file (x) a registration statement with the Commission pursuant to the rules and regulations applicable in the home jurisdiction of the Company and Rule 467 and Rule 408 under the Securities Act on Form F-10, F-1 or S-1 or any corresponding successor forms that may be available under the Securities Act (or in the event that the Company is ineligible to use such forms, such other appropriate form as the Company is eligible to use under the Securities Act) covering resales by the Holders as selling stockholders (not underwriters) of the Registrable Securities and no other securities (the “Registration Statement”) and (y) prior to or contemporaneously with the filing of the Registration Statement, file with the Ontario Securities Commission a preliminary Canadian prospectus (the “Canadian Prospectus” and, collectively referred to with the Registration Statement as the “Registration Statement/Prospectus”) covering resales of the same securities as those covered by the Registration Statement under the securities laws of the Province of Ontario. The number of shares of Common Stock initially included in such Registration Statement/Prospectus shall be no less than the sum of the number of Underlying Shares that are then issuable upon conversion of the Purchased Preferred Shares assuming full conversion, at the then applicable conversion price for the Purchased Preferred Shares, which shall initially be no less than 125% of the Registrable Securities. Thereafter the Company shall use its commercially reasonable efforts to cause such Registration Statement/Prospectus and other filings to be declared effective as soon as possible, and in any event prior to 120 days following the Closing Date (the “Effectiveness Deadline”). Without limiting the foregoing, the Company will promptly respond to all comments, inquiries and requests of the Ontario Securities Commission and the SEC, and shall file and obtain a receipt for the final Canadian Prospectus and shall cause the Registration Statement to become effective at the earliest possible date. The Company shall provide

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the Holders reasonable opportunity to review any such Registration Statement/Prospectus or amendment or supplement thereto prior to filing.
     (ii) Prepare and file with the Ontario Securities Commission and the SEC such amendments and supplements to such Registration Statement/Prospectus and the prospectuses used in connection with such Registration Statement/Prospectus as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such Registration Statement/Prospectus and notify the Holders of the filing and effectiveness of such Registration Statement/Prospectus and any amendments or supplements.
     (iii) Furnish to each Holder PDF copies of a current prospectus conforming with the requirements of the Act, copies of the Registration Statement/Prospectus, any amendment or supplement thereto and any documents incorporated by reference therein and such other documents in order to facilitate the disposition of Registrable Securities owned by such Holder.
     (iv) Register and qualify the securities covered by such Registration Statement/Prospectus under the securities or “Blue Sky” laws of all domestic jurisdictions, to the extent required; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.
     (v) Notify each Holder immediately of the happening of any event (but not the substance or details of any such events unless specifically requested by a Holder) as a result of which the prospectus (including any supplements thereto or thereof) included in such Registration Statement/Prospectus, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its commercially reasonable efforts to promptly update and/or correct such prospectus.
     (vi) Notify each Holder immediately of the issuance by the Ontario Securities Commission and the Commission or any state securities commission or agency of any stop order (or equivalent action) suspending the effectiveness of the Registration Statement/Prospectus or the threat or initiation of any proceedings for that purpose. The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order (or equivalent action) and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.
     (vii) List the Registrable Securities covered by such Registration Statement/Prospectus with all securities exchange(s) and/or markets on which the Common Stock is then listed, including, without limitation, the American Stock Exchange, and prepare and file any required filings with the Toronto Stock Exchange.
Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to file or maintain the effectiveness of a Canadian Prospectus following such time as the

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Registrable Securities are freely tradable by the Holders without qualification by prospectus under the securities laws of the Province of Ontario. Notwithstanding anything in this Agreement to the contrary, in the event that the proposed resale by any Holder of Registrable Securities is deemed by the Commission to be a primary offering by the Company, the Company shall, consistent with the registration requirements set forth in this Section 2 and elsewhere in this Agreement, file a registration statement with the Commission on an appropriate form registering the sale of such Registrable Securities, with the Holder thereof identified as an underwriter, and the Company shall cooperate fully with such Holder in establishing such Holder’s due diligence defense related to such registration statement and take all other actions reasonably required by Holder in connection with such registration.
     (b) Set forth below in this Section 2(b) are (I) events that may arise that the Purchaser considers will interfere with the full enjoyment of their rights under this Agreement and the Purchase Agreement (the “Interfering Events”), and (II) certain remedies applicable in each of these events.
     Paragraphs (i) through (iii) of this Section 2(b) describe the Interfering Events and provide a remedy to the Purchaser if an Interfering Event occurs.
     Paragraph (iv) provides, inter alia, that the Purchaser has the right to specific performance.
     Paragraph (v) provides, inter alia, a limitation on the maximum amount of Liquidated Damages payable by the Company to each Holder.
     The preceding paragraphs in this Section 2(b) are meant to serve only as an introduction to this Section 2(b), are for convenience only, and are not to be considered in applying, construing or interpreting this Section 2(b).
     (i) Delay in Effectiveness of Registration Statement/Prospectus.
     (A) In the event that such Registration Statement/Prospectus has not been declared effective by the Effectiveness Deadline or, subject to the delay rights in Section 2(b)(ii), any Registration Statement/Prospectus required by this Agreement has been declared effective but thereafter ceases to be effective or ceases to be usable in connection with resales of Registrable Securities (each such event, a “Registration Default”), then each Holder (except for any Holder of Registrable Securities that the Company could exclude from registration under Section 9) shall be entitled to a payment with respect to the Purchased Preferred Shares of each such Holder, as liquidated damages and not as a penalty, of 0.25% of such Holder’s Commitment Amount for the first 30-day period immediately following the occurrence of any such Registration Default, such percentage to be increased by an additional 0.25% for each subsequent 30-day period until all Registration Defaults have been cured, up to a maximum of 1.00% of the Commitment Amount per 30-day period (the “Liquidated Damages”). The Liquidated Damages payable pursuant to the immediately preceding sentence shall accrue daily and be payable within ten Business Days of the end of each

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such 30-day period. Any Liquidated Damages shall be paid to each Holder in cash or immediately available funds; provided however, if the Company certifies that it is unable to pay any Liquidated Damages in cash or immediately available funds because such payment would result in a breach under any of the Company’s or its Subsidiaries’ credit facilities or other indebtedness filed as exhibits to the Company SEC Documents, then the Company may pay the Liquidated Damages in kind in the form of the issuance of additional Common Shares. Upon any issuance of Common Shares as Liquidated Damages, the Company shall promptly prepare and file an amendment to the Registration Statement/Prospectus prior to its effectiveness adding such Common Shares to such Registration Statement/Prospectus as additional Registrable Securities. The determination of the number of Common Shares to be issued as Liquidated Damages shall be equal to the amount of Liquidated Damages divided by the volume weighted average closing price of the Common Shares on the American Stock Exchange for the ten trading days immediately preceding the date on which the Liquidated Damages payment is due, less a discount of 2%. The payment of Liquidated Damages to a Holder shall cease at such time as the Registrable Securities of such Holder become eligible for resale under Rule 144(k) under the Securities Act (or any similar provision then in force) under the Securities Act.
     (B) Notwithstanding the foregoing, there shall be excluded from the calculation of the number of days that the Registration Statement/Prospectus has not been declared effective the delays which are solely attributable to delays in the Holder providing information required for the Registration Statement/Prospectus.
     (C) If the Company is unable to cause a Registration Statement/Prospectus to go effective within the time periods provided under this Agreement as a result of an acquisition, merger, reorganization, disposition or other similar transaction, then the Company may request a waiver of the Liquidated Damages, which may be granted or withheld by the consent of the Holders of the Purchased Preferred Shares in their sole discretion. A Holder’s rights under this section shall terminate upon the earlier of (i) when all such Registrable Securities are sold by such Holder, and (ii) when such Registrable Securities become eligible for resale under Rule 144(k) (or any similar provision then in force) under the Securities Act.
     (ii) Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any Selling Holder whose Registrable Securities are included in the Registration Statement/Prospectus, suspend such Selling Holder’s use of any prospectus that is a part of the Registration Statement/Prospectus (in which event the Selling Holder shall discontinue sales of the Registrable Securities pursuant to the Registration Statement/Prospectus, but such Selling Holder may settle any such sales of Registrable Securities) if (i) the Company is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the Company determines in good faith that the Company’s ability to pursue or consummate such a transaction would be materially adversely affected by any required disclosure of such

6

transaction in the Registration Statement/Prospectus or (ii) the Company is otherwise in possession of material non-public information the disclosure of which at such time, in the good faith judgment of the Company, would materially adversely affect the Company; provided, however, in no event shall the Selling Holders be suspended for a period that exceeds an aggregate of 30 days in any 90-day period or 90 days in any 365-day period (“Grace Suspension Period”). Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to the Selling Holders whose Registrable Securities are included in the Registration Statement/Prospectus, shall promptly terminate any suspension of sales it has put into effect and shall take such other actions to permit registered sales of Registrable Securities as contemplated in this Agreement. The Company shall not owe any Liquidated Damages during any Grace Suspension Period.
     (iii) No Listing; Suspension of Class of Shares
     (A) In the event that the Company fails, refuses or for any other reason is unable to cause the Registrable Securities covered by the Registration Statement/Prospectus to be listed (subject to issuance) with the Stock Exchange (as defined in the Purchase Agreement), the New York Stock Exchange or the Nasdaq Stock Exchange, LLC (collectively, “Approved Markets”) at all times during the period (“Listing Period”) from the date (“Effectiveness Commencement Date”) which is the earlier of the effectiveness of the Registration Statement/Prospectus and the 150th day following the Closing Date until such time as the registration period specified in Section 5 terminates, then the Company shall owe the Holders an amount equal to the Liquidated Damages on a pro rata basis for the foregoing designated time period.
     (B) In the event that shares of Common Shares of the Company are not listed on an Approved Market at all times following the Closing Date, or are otherwise suspended from trading and remain unlisted or suspended for three consecutive days, until the registration period specified in Section 5 terminates, then the Company shall owe the Holders an amount equal to the Liquidated Damages, following (x) the date on which the suspension period exceeded the permitted period under Section 2(b)(ii) or (y) the day after the Registration Statement/Prospectus ceased to be effective or failed to be useable for its intended purposes, as liquidated damages and not as penalty. For purposes of this Section 2(b)(iii)(B), a suspension shall be deemed lifted on the date that notice that the suspension has been lifted is delivered to the Holders.
     (iv) Cumulative Remedies. The Liquidated Damages provided for above are in addition to and not in lieu or limitation of any other rights the Holders may have at law, in equity or under the terms of the Purchase Agreement and this Agreement, including without limitation, the right to monetary contract damages and specific performance.
     (v) Maximum Liquidated Damages. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of the Liquidated Damages payable by the

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Company under this Agreement to each Holder shall not exceed 10% of the Commitment Amount with respect to such Holder.
     (c) If the Holder(s) intend to distribute the Registrable Securities by means of an underwriting, the Holder(s) shall so advise the Company. Any such underwriting may only be administered by nationally or regionally recognized investment bankers reasonably satisfactory to the Company.
     (d) The Company shall enter into such customary agreements for secondary offerings (including a customary underwriting agreement with the underwriter or underwriters, if any) and take all such other reasonable actions reasonably requested by the Holders in connection with any underwritten offering or when the Ontario Securities Commission or the SEC has required that the Holders be identified as underwriters in the Registration Statement/Prospectus in order to expedite or facilitate the disposition of such Registrable Securities and in such connection:
     (i) make such representations and warranties to the Holders and the underwriter or underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in secondary offerings;
     (ii) cause to be delivered to the sellers of Registrable Securities and the underwriter or underwriters, if any, opinions of independent counsel to the Company, on and dated as of the effective day (or in the case of an underwritten offering, dated the date of delivery of any Registrable Securities sold pursuant thereto) of the Registration Statement/Prospectus, and within ninety (90) days following the end of each fiscal year thereafter, which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Holders and the underwriter(s), if any, and their counsel and covering such matters that are customarily given to underwriters in underwritten offerings, addressed to the Holders and each underwriter, if any;
     (iii) cause to be delivered, immediately prior to the effectiveness of the Registration Statement/Prospectus (and, in the case of an underwritten offering, at the time of delivery of any Registrable Securities sold pursuant thereto), and at the beginning of each fiscal year following a year during which the Company’s independent certified public accountants shall have reviewed any of the Company’s books or records, a “comfort” letter from the Company’s independent certified public accountants addressed to each underwriter (including the Holders, if the Ontario Securities Commission or the SEC has required them to be identified as underwriters in the Registration Statement), if any, to the extent requested by such underwriters, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with secondary offerings; such accountants shall have undertaken in each such letter to update the same during each such fiscal year in which such books or records are being reviewed so that each such letter shall remain current, correct and complete throughout such fiscal year; and each such letter and update thereof, if any, shall be reasonably satisfactory to such underwriters;

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     (iv) if an underwriting agreement is entered into, the same shall include customary indemnification and contribution provisions to and from the underwriters and procedures for secondary underwritten offerings; and
     (v) deliver such documents and certificates as may be reasonably requested by the Holders of the Registrable Securities being sold or the managing underwriter or underwriters, if any, to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement, if any.
     (e) The Company shall make available for inspection by the Holders, representative(s) of all the Holders together, any underwriter participating in any disposition pursuant to a Registration Statement/Prospectus, and any attorney or accountant retained by any Holder or underwriter, all financial and other records customary for purposes of the Holders’ due diligence examination of the Company and review of any Registration Statement/Prospectus, all publicly filed documents filed subsequent to the Closing, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement/Prospectus, provided that such parties agree to keep such information confidential. Notwithstanding the foregoing, the foregoing right shall not extend to any Holder (i) who is not a financial investor or entity or (ii) who, itself or through any affiliate, has any strategic business interest that would reasonably be expected to be in conflict with any business of the Company or its Subsidiaries.
     (f) Subject to Section 2(b) above and to clause (i) below, the Company may suspend the use of any prospectus used in connection with the Registration Statement/Prospectus only in the event, and for such period of time as such a suspension is required by the rules and regulations of the Commission. The Company will use commercially reasonable efforts to cause such suspension to terminate at the earliest possible date.
     (g) If the Holders become entitled, pursuant to an event described in clause (ii) through (iv) of the definition of Registrable Securities, to receive any securities in respect of Registrable Securities that were already included in a Registration Statement/Prospectus, subsequent to the date such Registration Statement/Prospectus is declared effective, and the Company is unable under the securities laws to add such securities to the then effective Registration Statement/Prospectus, the Company shall promptly file, in accordance with the procedures set forth herein, an additional Registration Statement/Prospectus with respect to such newly Registrable Securities. The Company shall use its commercially reasonable efforts to (i) cause any such additional Registration Statement/Prospectus, when filed, to become effective under the Securities Act, and (ii) keep such additional Registration Statement/Prospectus effective during the period described in Section 5 below and cause such Registration Statement/Prospectus to become effective within 60 days of the date on which the need to file the Registration Statement/Prospectus arose. All of the registration rights and remedies under this Agreement shall apply to the registration of the resale of such new Registrable Securities, including without limitation the provisions providing for liquidated payments contained herein.
     (h) The Company shall prepare and file with the Ontario Securities Commission and the SEC such amendments (including post-effective amendments) and supplements to a

9

Registration Statement/Prospectus and the prospectus used in connection with such Registration Statement/Prospectus, which prospectus supplement is to be filed pursuant to the rules and regulations applicable in the home jurisdiction of the Company and the Securities Act, as may be necessary to keep such Registration Statement/Prospectus effective at all times during the Registration Period (as defined below), and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement/Prospectus. In the case of amendments and supplements to a Registration Statement/Prospectus which are required to be filed pursuant to this Agreement (including pursuant to this Section 2) by reason of the Company filing a periodic report (whether on an applicable form of the Ontario Securities Commission or on Form 20-F, Form 40-F, or Form 6-K or any analogous or successor form under the 1934 Act), the Company shall have incorporated such report by reference into such Registration Statement/Prospectus, if applicable, or shall have filed such amendments or supplements with the Ontario Securities Commission and the SEC on the same day on which the continuous disclosure document or periodic report which created the requirement for the Company to amend or supplement such Registration Statement/Prospectus is filed.
     (i) Each Holder agrees by its acquisition of the Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 2(a)(v) or 2(a)(vi), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement/Prospectus until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement/Prospectus contemplated by Section 2(h), or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement/Prospectus. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
     (j) If requested by a Holder, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as a Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement/Prospectus if reasonably requested by a Holder holding any Registrable Securities.
     3. Expenses of Registration. All Registration Expenses in connection with any registration, qualification or compliance with registration pursuant to this Agreement shall be borne by the Company, and all Selling Expenses of a Holder shall be borne by such Holder.
     4. Registration. The Company shall use its commercially reasonable efforts to remain qualified for registration on Form F-10, F-1, S-1, or any comparable or successor form or forms, or in the event that the Company is ineligible to use such form, such appropriate form as the Company

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is eligible to use under the Securities Act provided that the Company shall maintain the effectiveness of the Registration Statement/Prospectus then in effect until such time as a Registration Statement covering the Registrable Securities has been declared effective by the SEC.
     5. Registration Period. In the case of the registration effected by the Company pursuant to this Agreement, the Company shall keep such registration effective until the earlier of (a) the date on which all the Holders have completed the sales or distribution described in the Registration Statement/Prospectus relating thereto or, (b) until all Registrable Securities may be sold by the Holders under Rule 144(k) (or similar provisions then in effect) (the “Registration Period”). Subject to Section 8 below, this Agreement shall be terminated automatically without further action by any party hereto upon the expiration of the Registration Period.
     6. Indemnification.
     (a) Company Indemnity. The Company will indemnify and hold harmless each Holder, each of its officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls, within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or any violation by the Company of the Securities Act, any applicable Canadian securities laws or any state securities law or, any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each Holder, each of its officers, directors, agents, shareholders, members and partners, and each person controlling each of the foregoing, each such underwriter and each person who controls any such underwriter, for any reasonable documented legal fees and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to a Holder to the extent that any such claim, loss, damage, liability or expense arises out of or is based (i) on any untrue statement or omission based upon written information furnished to the Company by such Holder or the underwriter (if any) therefor and stated to be specifically for use therein or (ii) the failure of a Holder to deliver at or prior to the written confirmation of sale, the most recent prospectus, as amended or supplemented. The indemnity agreement contained in this Section 6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld).
     (b) Holder Indemnity. Each Holder will, severally and not jointly, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors,

11

officers, agents and partners, and each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act and the rules and regulations thereunder, each other Holder (if any), and each of their officers, directors and partners, and each person controlling such other Holder(s) against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they were made, and will reimburse the Company and such other Holder(s) and their directors, officers and partners, underwriters or control persons for any reasonable documented legal fees or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein, and provided that the maximum amount for which such Holder shall be liable under this indemnity shall not exceed the net proceeds received by such Holder from the sale of the Registrable Securities pursuant to the registration statement in question. The indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld).
     (c) Procedure. Each party entitled to indemnification under this Section 6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim in any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6 except to the extent that the Indemnifying Party is materially and adversely affected by such failure to provide notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (which consent shall not be unreasonable withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such non-privileged information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.
          7. Contribution. If the indemnification provided for in Section 6 herein is unavailable to the Indemnified Parties in respect of any losses, claims, damages or liabilities referred to herein (other than by reason of the exceptions provided therein), then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount

12

paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities as between the Company on the one hand and any Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of such Holder in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of any Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by such Holder.
     In no event shall the obligation of any Indemnifying Party to contribute under this Section 7 exceed the amount that such Indemnifying Party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.
     The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Holders or the underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account the equitable considerations referred to in the immediately preceding paragraphs. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any reasonable documented legal fees or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this section, no Holder or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any Holder, the net proceeds received by such Holder from the sale of Registrable Securities pursuant to the registration statement in question or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such Holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
     8. Survival. The indemnity and contribution agreements contained in Sections 6 and 7 and the representations and warranties of the Company referred to in Section 2(d)(i) shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or the Purchase Agreement or any underwriting agreement, (ii) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and (iii) the consummation of the sale or successive resales of the Registrable Securities.
     9. Information by Holders. Each Holder shall promptly furnish to the Company such information regarding such Holder and the distribution and/or sale proposed by such Holder as the Company may from time to time reasonably request in writing in connection with any registration, qualification or compliance referred to in this Agreement or the Purchase Agreement, and the Company may exclude from such registration the Registrable Securities of any Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

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The intended method or methods of disposition and/or sale of such securities as so provided by such Purchaser shall be included without alteration in the Registration Statement/Prospectus covering the Registrable Securities and shall not be changed without written consent of such Holder. Each Holder agrees that, other than ordinary course brokerage arrangements, in the event it enters into any arrangement with a broker dealer for the sale of any Registrable Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, such Holder shall promptly deliver to the Company in writing all applicable information required in order for the Company to be able to timely file a supplement to the Prospectus pursuant to the applicable rules and regulations of the Company’s home jurisdiction or Rule 424(b) under the Securities Act, as applicable, to the extent that such supplement is legally required. Such information shall include a description of (i) the name of such Holder and of the participating broker dealer(s), (ii) the number of Registrable Securities involved, (iii) the price at which such Registrable Securities were or are to be sold, and (iv) the commissions paid or to be paid or discounts or concessions allowed or to be allowed to such broker dealer(s), where applicable.
     10. Replacement Certificates. The certificate(s) representing the Registrable Securities held by any Purchaser (or then Holder) may be exchanged by such Purchaser (or such Holder) at any time and from time to time for certificates with different denominations representing an equal aggregate number of Registerable Securities, as reasonably requested by such Purchaser (or such Holder) upon surrendering the same. No service charge will be made for such registration or exchange. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any certificates representing a Registrable Security and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or upon surrender and cancellation of such certificate if mutilated, the Company will make and deliver a new certificate of like tenor and dated as of such cancellation at no charge to the holder.
     11. Transfer or Assignment. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. The rights granted to the Purchaser by the Company under this Agreement to cause the Company to register Registrable Securities may be transferred or assigned (in whole or in part) to any transferee or assignee of any Registrable Securities, and all other rights granted to the Purchaser by the Company hereunder may be transferred or assigned to any transferee or assignee of any Registrable Securities; provided in each case that the Company must be given written notice by the Purchaser at the time of or within a reasonable time after said transfer or assignment, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned; and provided further that the transferee or assignee of such rights agrees in writing to be bound by the registration provisions of this Agreement.
     12. Reports Under The 1934 Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Company to the public without registration (“Rule 144”), no later than the Effectiveness Deadline the Company agrees to:
     (a) cause there to be “current public information” available for the Company as such term is used in Rule 144 following the earlier of 90 days following the listing on an Approved Market and 90 days following the Effectiveness Date;

14

     (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and
     (c) furnish to each Holder so long as such Holder owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration.
     13. Miscellaneous.
     (a) Remedies. The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.
     (b) Jurisdiction. Each of the Company and the Holders (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the New York State courts and other courts of the United States sitting in the Borough of Manhattan, New York County, New York State for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and each of the Holders consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
     (c) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

15

to the Company:
InterOil Corporation
PO Box 6567
Cairns QLD 4870, Australia
Telephone: +6 17 4046 4600
Facsimile: +6 17 4031 4565
Email: phil.mulacek@interoil.com and mark.laurie@interoil.com with a copy to:
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Attention: Guy Young and Bill Nelson
Telephone: (713) 547-2081
Facsimile: (713) 236-5699 and (713) 236-5557
Email: guy.young@haynesboone.com and bill.nelson@haynesboone.com
If to the Purchasers/Holders:
Merrill Lynch Commodities, Inc.
20 East Greenway Plaza, Suite 900
Houston, Texas 77046
Attention: Jennifer Kneale
Telephone: (713) 544-5939
Facsimile: (713) 544-7928
Email: Jennifer_Kneale@ml.com
with a copy to:
Merrill Lynch Commodity Partners, LP
20 East Greenway Plaza, Suite 900
Houston, Texas 77046
Attention: Steve Jones, Esq.
Telephone: (713) 544-5906
Facsimile: (713) 544-5551
Email: Steve_Jones1@ml.com
Locke Lord Bissell & Liddell LLP
JPMorgan Chase Tower
600 Travis, 24th Floor
Houston, Texas 77002
Attention: Kevin N. Peter
Facsimile: (713) 229-2666
Email: kpeter@lockeliddell.com

16

or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
Any party hereto may from time to time change its address for notices by giving at least five days written notice of such changed address to the other parties hereto.
     (d) Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.
     (e) Execution in Counterpart. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart.
     (f) Signatures. Facsimile signatures shall be valid and binding on each party submitting the same.
     (g) Entire Agreement; Amendment. This Agreement, together with the Purchase Agreement and the agreements and documents contemplated hereby and thereby, collectively contain the entire understanding and agreement of the parties. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders who then hold at least two-thirds of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 14(g) shall be binding upon each Holder and the Company. No such amendment shall be effective to the extent that it applies to less than all of the Holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
     (h) Governing Law. This Agreement and the validity and performance of the terms hereof shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed entirely within such state.
     (i) Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY.
     (j) Titles. The titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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     (k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
INTEROIL CORPORATION
By: “Phil E. Mulacek”
Name: Phil E. Mulacek
Title: Chief Executive Officer

MERRILL LYNCH COMMODITIES, INC.
By: “Barry Goldblatt”
Name: Barry Goldblatt
Title: Managing Director